April 13, 2012

VIA EDGAR

Attention: Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Aberdeen Global Income Fund, Inc. (the “Fund”) (File Number 811-06342)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Fund please find: (i) a copy of the Fund’s Extension Endorsement for the Financial Institutions Bond, Policy Number 048132-010 (the “Bond”); and (ii) a copy of the resolution approved by the Board of Directors of the Fund at a Board meeting on March 7, 2012, which authorize the purchase of the Bond in a form and in an amount which is consistent with Rule 17g-1(d) under the 1940 Act. The term of the Bond was extended to 61 days subsequent to the Board’s approval on March 7, 2012, following a determination by the officers of the Fund, and upon advice by counsel and notice to the Board of Directors.

Premiums have been paid for the period from March 14, 2012 to May 14, 2012. The bond is written for a $1,250,000 limit of liability.

Sincerely,

/s/ Alan Goodson
Alan Goodson, Vice President
Aberdeen Global Income Fund, Inc.

Enclosures

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Resolution for Approval of Fidelity Bond

After discussion, upon motion duly made and seconded, the following resolution was unanimously adopted at the March 7, 2012 Board meeting:

RESOLVED, that the Board of Directors of the Fund, including all the Directors who are not “interested persons” of the Fund (as that term is defined by Rule 2(a)(19) under the 1940 Act), hereby determines that a fidelity bond issued by Liberty Mutual Insurance Company, for a 30 day period, subject to such changes as the Fund’s officers, with the advice of Fund counsel, may approve, covering officers and employees of the Fund in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the 1940 Act, in the amount of $1,250,000, is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio; and it was

FURTHER RESOLVED, that each of the officers of the Fund is hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

EXTENSION ENDORSEMENT

ENDORSEMENT 10

This endorsement, effective 12:01 am March 14, 2012 forms a part of Policy number 048132-010 issued to ABERDEEN GLOBAL INCOME FUND INC.

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

The Company agrees to extend the policy period by 61 days until May 14th, 2012

All other terms and conditions remain the same.